Exhibit 99.(a)(30)

GOLD FIELDS Q&A SCRIPT (SOUTH AFRICAN CONTACT CENTRE)

✓	OFFER RESPONSE DOCUMENT
✓	CIRCULAR IAMGOLD TRANSACTION
✓	ANNUAL GENERAL MEETING

DEFENSE DOCUMENT HARMONY BID

Q:       Please brief me on the Harmony offer to Gold Fields (GFI) shareholders.

A:       On 18 October 2004, Harmony Gold Mining Company Limited announced an unsolicited and hostile proposal to merge with Gold Fields. Harmony is offering to acquire each of your Gold Fields shares in return for 1.275 new Harmony shares. Harmony“s offer is structured in two phases:

Step 1:  An early settlement offer to acquire up to 34.9% of Gold Fields.

Step 2:  A subsequent offer for the remaining shares of Gold Fields, including the shares owned by Norilsk, subject to, among other things, the Gold Fields International transaction being voted down.

Q:       Is this a good offer?

A:       Gold Field’s Board has recommended that shareholders reject the offer. The Board believes that this early settlement could leave Harmony, with the support of Norilsk, free to control Gold Fields without having successfully bid for the whole company. It is the Gold Field Board’s view that this two-phase structure is contrary to accepted international principles of fair and equal treatment of shareholders.

Q:       Are there any consequences to the acceptance of this offer?

A:       There are possible tax consequences for Gold Fields shareholders South African resident shareholders. There is no guarantee that South African tax resident Gold Fields shareholders will be able to benefit from the rollover relief provided in the Income Tax Act if they sell their shares in the early settlement offer. Rollover relief will only be available to such Gold Fields shareholders, other than certain trusts, if Harmony acquires more than 25% of the Gold Fields issued share capital and if the transaction complies with certain additional statutory requirements. If Harmony acquires 25% or less of the Gold Fields issued share capital South African tax resident shareholders who sell their Gold Fields shares may have to pay capital gains tax on any capital gains realized despite the fact that they will not have received cash proceeds from the sale.

Q:       Why is Gold Fields opposing Harmony’s offer bid to its shareholders?

A:       The Board outlined a number of reasons for its opposition to the Harmony proposal in the Offer Response document. The Board believes that:

–          the Harmony offer destroys shareholder value;

–          the Harmony offer is a coercive attempt to gain control of Gold Fields via an early settlement offer rather than a single offer conducted in the normal way;

–          Harmony is offering Gold Fields shareholders overvalued Harmony shares at a minimal premium;

–          Harmony’s offer significantly undervalues Gold Fields shares and does not offer shareholders a fair value exchange.

Q:       Is Gold Fields’ response endorsed by its stakeholders?

A:       In accordance with their obligations to act in your best interests, Gold Fields’ Board has considered Harmony’s offer and taken independent financial advice from Goldman Sachs and JPMorgan. Goldman Sachs International and JPMorgan have each furnished an opinion to the Directors to the effect that the Exchange Ratios are not fair, from a financial point of view, for Gold Fields shareholders and that the offer by Harmony is not reasonable. The letters from Goldman Sachs International and JPMorgan are included in Appendix 1 and 2 of the Defense Document, respectively.

Q:       Why would I stick with Gold Fields?

A:       In the defense document, the Board makes it clear that the Gold Fields’ strategy of investment in its high quality South African assets coupled with its success with international diversification, has delivered excellent returns for all of its stakeholders. With a strong pipeline of development opportunities, the Board believes Gold Fields is well placed to continue to provide its shareholders with superior returns. The Board also considers Harmony to be financially stretched, citing Harmony’s five consecutive quarterly losses and the recent downgrade of Harmony’s credit rating by Fitch Ratings. For these and the many other reasons outlined in the defense document, the Board of Gold Fields urged shareholders to reject the Harmony offer.

Q:       Where can I find more explanations and further information?

A:       For a copy of the Formal Response Document, video interviews and links to the presentation webcast and other information please visit http://www.goldfields.co.za. The information is also available on the SEC’s website, free of charge, at the EDGAR system; www.sec.gov.

Q:       I am a non-South African resident. Has Gold Fields considered the international holders as well? Where can I access historical information? I also want to access the Harmony’s view to this offer.

A:       In the United States, Gold Fields Limited has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

We suggest you contact Innisfree in the US with respect to the US offer.

Q:       I have received the Harmony document as well as the document released by Gold Fields. What do I need to do now?

A:       Gold Fields’ Directors do not intend to accept the early settlement offer or the subsequent offer in respect of their own beneficial holdings of Gold Fields shares. The Board has recommended that you should not sign any documents which Harmony or its advisers send you. If you have given a mandate to a CSDP, broker, nominee, custodian, trustee or other financial intermediary, you should instruct them to take no action.

Q:       I have accepted the Harmony offer already but I have reconsidered. Can I reject it now?

A:       You hold withdrawal rights.

            Certificated Gold Fields shareholders

            If you have not dematerialized your Gold Fields shares and you wish to withdraw your acceptance of the early settlement offer and/or the subsequent offer you may use the enclosed RED Form of Withdrawal of Acceptance. There are detailed instructions on this form. You should read these instructions carefully. If you do not follow the instructions your withdrawal may be rejected. Send the completed Form of Withdrawal of Acceptance by post or by hand to the transfer secretaries whose addresses are set out below AS SOON AS POSSIBLE so as to be received prior to the date upon which the offers become or are declared unconditional in all respects:

By Hand: Posted to:
Ultra Registrars (Proprietary) Limited Ultra Registrars (Proprietary) Limited
11 Diagonal Street PO Box 4844
Johannesburg, 2001 Johannesburg, 2000
South Africa South Africa

            Uncertificated Gold Fields shareholders

Gold Fields shareholders who have dematerialized their Gold Fields shares and who wish to withdraw their acceptance of the early settlement offer and/or the subsequent offer should contact their CSDP or broker and furnish them with their instructions to withdraw such acceptance in order for their CSDP or broker to transmit their instructions to Harmony’s transfer secretaries. This should be done in terms of the agreement entered into between you, as a dematerialized shareholder, and your CSDP or broker.

IAMGOLD TRANSACTION

Q:       Tell me more about the Gold Fields international transaction that I have been hearing about.

A:       Apart from the Defense Document, you would have received a separate shareholder circular in relation to the proposed Gold Fields International transaction — a reverse takeover of IAMGold. This separate circular sets out in detail the rationale for this transaction and the benefits which it will deliver to Gold Fields shareholders. While this offer response document attempts to correct some of then misrepresentations made by Harmony in relation to the Gold Fields International transaction, you should refer to the separate circular for a detailed explanation of the transaction.

Q:       What do you think about the IAMGold transaction?

A:       Gold Fields Board firmly believes that the acquisition of the IAMGold assets at a fair value represents an opportunity to acquire incremental high quality production and reserves, capture an uplift in value for our international assets, and create a platform and currency for further international growth for Gold Fields shareholders. Gold Fields International (as IAMGold is to be renamed) will be controlled and consolidated by Gold Fields through its 70% ownership and arrangements that allow Gold Fields to appoint seven out of the ten Gold Fields International board members.

Q:       What does the circular regarding IAMGold include in brief?

A:       The circular relates to:

–          the proposed combination of all of Gold Fields’ assets located outside the Southern African Development Community with IAMGold Corporation;

            The circular incorporates:

–          a Notice of General Meeting; and

–          a form of proxy for Certificated Gold Fields Shareholders and “own name” dematerialised Gold Fields Shareholders.

            This Circular contains forward-looking statements with respect to the financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters relating to Gold Fields and IAMGold Corporation.

Q:       Please explain the Gold Fields – IAMGold transaction to me.

A:       The transaction is a proposed combination of all of Gold Fields’ assets located outside the Southern African Development Community with IAMGold Corporation Gold Fields’ Board announced on August 11, 2004 that Gold Fields had reached agreement with IAMGold Corporation (“IAMGold”) concerning the terms on which all of Gold Fields’ subsidiaries assets located outside the Southern African Development Community (the “SADC”) would be combined with the assets of IAMGold. This business combination will be structured as a transfer by Gold Fields subsidiaries of these non-SADC assets to IAMGOLD or its subsidiaries (the “Transaction”), ultimately in consideration for the issuance of new common shares by IAMGold to Gold Fields which will result in Gold Fields owning, directly or indirectly, approximately 70% of the fully diluted outstanding equity of IAMGold upon completion of the Transaction.

Q:       What are the effects of this transaction?

A:       Upon completion of the Transaction, Gold Fields will own:

–          a 100% shareholding in the unlisted Gold Fields International Mining South Africa (Proprietary) Limited (“GFIMSA”). This shareholding is subject to rights held by our partner, Mvelaphanda Gold (Proprietary) Limited, to acquire 15% of GFIMSA. GFIMSA currently owns and operates the Kloof, Beatrix and Driefontein gold mines; and

–          a controlling shareholding of approximately 70% of the outstanding equity of IAMGold on a fully-diluted basis. This will be the exclusive vehicle through which Gold Fields intends to pursue non-SADC growth opportunities for so long as IAMGold is a subsidiary of Gold Fields.

Q:       What are the exact benefits of this transaction?

A:       The substantial benefits of the Transaction for Gold Fields shareholders can be summarized as follows:

–          The Transaction is expected to create one of the world’s top gold producers (fourth largest in North America and seventh largest in the world), which will become a 70%-owned subsidiary of Gold Fields;

–          The Board believes that Gold Fields International will be well positioned for internal growth and have the financial strength and flexibility to take advantage of consolidation and acquisition opportunities in the gold mining industry, support for which has been secured from the SARB as long as certain conditions (including that Gold Fields owns more than 50.1% of Gold Fields International) are complied with;

–          Gold Fields International will have interests in six producing gold operations, two in Ghana, two in Australia and two in Mali, with expected attributable annualised gold production of approximately 2 million ounces of gold at a total cash cost of approximately US$250 per ounce in calendar 2005;

–          Gold Fields International will have immediate and near-term production growth opportunities through the development of the Arctic Platinum Project in Finland and the Cerro Corona Project in Peru (the acquisition of which is subject to completion), and the expansion of the Tarkwa mine in Ghana, as well as opportunities for future organic growth arising out of the combined Gold Fields/IAMGold exploration portfolio;

–          Gold Fields International will have attributable unhedged proved and probable mineral reserves of approximately 19.2 million ounces of gold, attributable measured and indicated mineral resources of approximately 25.9 million ounces of gold and additional attributable inferred mineral resources of approximately 9.1 million ounces of gold (in the case of measured, indicated and inferred mineral resources, excluding the Arctic Platinum Project, the Cerro Corona Project and the Essakan project);

–          The Board believes that Gold Fields International will have a strong balance sheet with approximately US$450 million in cash, cash equivalents and gold bullion on completion of the Transaction;

–        The Board believes that Gold Fields International will have an experienced and entrepreneurial management team with significant operating experience; and

–          The Board believes that Gold Fields International will have a more diversified geographic base than Gold Fields prior to the Transaction.

Q:       When will the Gold Fields – IAMgold transaction be completed?

A:       Subject to fulfillment or matter of all conditions precedent, it is expected to be completed prior to the end of 2004 or early in 2005.

Q:       How will this impact the IAMGold shareholding?

A:       IAMGold shareholders — of record as of a date to be determined preceding the Completion Date — will receive a special cash dividend from IAMGold of Cdn$0.50 per IAMGold common share. Following completion of the Transaction, IAMGold will become a subsidiary of Gold Fields and will be renamed “Gold Fields International Limited” (“Gold Fields International”), becoming the international growth vehicle (outside of the SADC) for Gold Fields.

Q:       How will this transaction impact Gold Fields shareholders?

A:       The pro forma financial effects of the Transaction on Gold Fields, which are based on Gold Fields’ audited results for the year ended June 30, 2004, are set out in section 4.5 of this Circular. Additional detail is contained in the pro forma condensed consolidated financial statements of Gold Fields set out in schedule H to this Circular. Gold Fields believes that the transaction will certainly impact you in a positive way.

Q:       How will I, as a shareholder, benefit from this transaction?

A:       This transaction should result in further sustained value creation for Gold Fields shareholders as the financial market should benchmark these assets against those of its international peer group. Prior to Harmony’s announcement, IAMGold’s share price had increased by over 50% since the day before the announcement of the Transaction on August 11, 2004. Gold Fields shareholders will retain their exposure to this international value creation through Gold Fields’ majority interest in IAMGold.

Q:       Is this transaction a certainty or is it still debatable?

A:       There are a number of conditions precedent before the transactions go forward, including Gold Fields and IAMGold shareholder approval. Under Canadian corporate and stock exchange requirements, IAMGold is required to obtain the prior approval of its shareholders before the Transaction can be completed. Set out at the end of this Circular is a notice of the General Meeting of Gold Fields shareholders (the “Notice of General Meeting”).

Q:       When is this General Meeting taking place and where?

A:       The General Meeting will be held at 9:00 a.m. (South African time) on Tuesday, December 7, 2004 at the corporate and registered head office of Gold Fields and the resolutions to be considered in connection with the Transaction will be proposed.

Q:       Does Gold Fields have international listing?

A: Gold Fields will retain its existing primary listing on the JSE Securities Exchange, South Africa (the “JSE”) and secondary listings on the NYSE, the London Stock Exchange, the Premier Marché of Euronext Paris and the SWX Swiss Exchange. Gold Fields is also listed on Euronext Brussels.

Q:       What should I do now?

A:       Whether or not you intend to be present at the General Meeting, you are encouraged to vote your shares. Your attention is drawn to page 10 of the Circular dated

29 October 2004 which explains the actions you should take to attend the General Meeting or to cast your vote by proxy or through your CSDP or broker.

Q:       What do you advise me to do? Should I accept the IAMGold transaction?

A:       We are advising on behalf of the company Gold Fields to do so. The directors of Gold Fields are of the opinion that the Transaction is fair and reasonable for Gold Fields shareholders and is in the best interests of Gold Fields and Gold Fields shareholders as a whole. Your board has voted unanimously in favour of the Transaction at a meeting of the directors held to consider and approve the Transaction, and the directors recommend that Gold Fields shareholders vote in favour of the resolutions to approve the Transaction set out in the Notice of General Meeting. All the directors and officers of Gold Fields who are currently shareholders of Gold Fields have undertaken to vote in favour of the resolutions required to implement the Transaction.

Q:       I want to vote at the General Meeting.

A:       Dematerialised shares: You must not complete and return the enclosed form of proxy (gold). If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions. If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the agreement between you and your CSDP or broker.

            Certificated / own name shares: please fill in the proxy forms and return it as indicated.

Q:       I want to be present at the General Meeting.

A:       Dematerialised shares: In accordance with the agreement between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the General Meeting or authorise another person to represent you at the General Meeting and your CSDP or broker will issue the necessary letter of representation authorizing you or your representative to do so.

            Certificated / own name shares: You may attend the General Meeting in person.

Alternatively, you may appoint another person to represent you at the General Meeting by completing the enclosed form of proxy (gold) in accordance with the instructions contained therein and returning it to the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, so as to be received by not later than 9:00 a.m. (South African time) on Friday, December 3, 2004.

Q:       I have already sold my Gold Fields shares but I still received this document.

A:       If you have sold or otherwise disposed of all your Gold Fields Shares, this Circular, together with the enclosed form of proxy (gold), should be handed to the purchaser of such Gold Fields Shares or the broker, banker or agent through whom the disposal was effected.

Q:       When is the deadline for voting at the General Meeting?

A:       The last day to lodge proxy forms with the company is Friday, December 3, 2004 at 9:00 a.m.

Q:       I do not want to take any action. I would rather wait to see what happens.

A: It is your right as a shareholder in the company to vote at the General Meeting for this transaction. If you do not want to take any action, you can do so.

ANNUAL GENERAL MEETING

Q:       When is the AGM taking place and where?

A:       The AGM is going to be held on Tuesday, November 16, 2004, at 9:a.m. at 24 St Andrews Road, Parktown, Johannesburg.

Q:       Is the AGM separate from the General Meeting set up in order to approve the IAMGold transaction?

A:       Yes, the General Meeting to approve the IAMGold transaction is scheduled for 7 December 2004 and you should have received the Notice of the General Meeting included in the circular issued on October 29, 2004.

Q:       I want to be present at the meetings, what do I need to do?

A:       If you are a certificated shareholder / own name dematerialized, please be present at the meetings with an ID document; If your shares are dematerialized, please contact your CSDP / broker for a Letter of Representation.

Q:       What will happen if I do not send any proxy forms?

A:       Your vote will not count at the meetings; as an ordinary shareholder voting is a right that you have and should express.

Q:       Can I fax the proxy forms to you? What is your fax number?

A:       Yes; the fax number is +27 (0) 11-370 5390.

Q:       I have shares in certificated format / own name dematerialized; what is the voting procedure?

A:       Please complete the form of proxy and mail / fax it to Computershare Investor services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street Johannesburg, 2001, South Africa; fax no: 011 370 5390.

Q:       I have shares in electronic format, what is the voting procedure?

A:       Please contact your CSDP or broker and provide them with your voting instructions in terms of the relevant custody agreement entered into between yourself and the CSDP or broker.

Q:       What is the deadline for lodging the proxy form for the AGM?

A: Completed proxy forms should be returned to Gold Fields’ registered offices in Johannesburg or to Computershare Investor Services by no later than Friday, 12 November, 09:00.

GENERAL

Q: I want to dematerialize my shares.

A:       If you wish to dematerialise your Gold Fields Shares, please contact your broker. If you do not have a broker, you can contact Computershare Nominees (the CSDP department).

Q:       What is the current share price of Gold Fields, of IAMGold and of Harmony?

A:       Daily updates—

Q:       Whom can I contact at Gold Fields directly?

A: We can take down your queries and pass them on to Gold Fields, then revert to you with the responses. If you insist to speak directly to the company, you can contact the Corporate Secretary, Mr. Cain Farrel, on Johannesburg, +27 (0) 11 644 2400.

Q:       I am a non-resident shareholder. Whom can I contact to find out more information?

A:       If you are calling from US or Canada, please contact Innisfree on toll free 1-877-687-1871.

            If you are calling from Europe, please contact Innisfree on toll free 00-800-7710-9971.

            If you are situated outside Africa or the above areas, please call: +1 646-822-7436.

DEFINITIONS

“the Board” or “the Directors” or “the Board of Directors”	the Board of Directors of Gold Fields;

“CS”	Canadian Dollars;

“the Companies Act”	the Companies Act, 1973 (Act 61 of 1973), as amended;

“CPR”	the competent persons report prepared by Steffen, Robertson and Kirsten contained within the Harmony offer document;

“the Code”	the Securities Regulation Code on Take-overs and Mergers and Rules of the SRP issued by the SRP in terms of the Act;

“Competition Tribunal”	the South African Competition Tribunal;

“CSDP”	Central Securities Depository Participant;

“Deposit Agreement”	the deposit agreement among Gold Fields, The Bank of New York, as depositary, and the owners and beneficial owners of ADRs dated as of 2 February 1998, as amended and restated as of 21 May 2002;

“early settlement offer”	the offer by Harmony to acquire up to 34.9% of the issued Gold Fields shares subject to the conditions set out in the offer document;

“EBITDA”	earnings before interest, tax, depreciation and amortisation;

“Exchange Ratios”	the ratio of 1.275 new Harmony shares for each Gold Fields share and the ratio of 1.275 new Harmony ADSs for each Gold Fields ADS;

“F2004”	the twelve month period ended 30 June 2004;

“Gold Fields” or “the Company” or “GFL”	Gold Fields Limited, a company incorporated in South Africa;

“Gold Fields ADRs”	Gold Fields American Depositary Receipts issued under the Deposit Agreement evidencing the right to a Gold Fields ADS;

“Gold Fields ADSs”	Gold Fields American Depositary Shares, each representing one Gold Fields share, evidenced by ADRs;

“Gold Fields International”	IAMGold upon the completion of the IAMGold transaction assuming the resolution to approve the change of name is passed at the general meeting;

“Gold Fields International transaction”	the acquisition by Gold Fields of IAMGold by way of a reverse takeover as more fully described in the separate circular to Gold Fields shareholders dated 1 November 2004;

“Gold Fields shareholders”	the holders of Gold Fields shares and, where the context so requires, holders of Gold Fields ADSs;

“Gold Fields shares”	ordinary shares of Rand 50 cents each in the issued share capital of Gold Fields;

“Goldman Sachs”	Goldman Sachs International;

“Harmony”	Harmony Gold Mining Company Limited, a company incorporated in South Africa;

“Harmony ADSs”	American Depositary Shares, each representing one Harmony share;

“Harmony offer document”	the offer document sent by Harmony to Gold Fields shareholders dated 20 October 2004 and containing details of the Offer;

“Harmony shares”	ordinary shares in the capital of Harmony;

“IAMGold”	means IAMGold Corporation, a corporation incorporated under the laws of Canada;

“Income Tax Act”	the South African Income Tax Act, 1962 (Act 58 of 1962), as amended;

“JP Morgan”	J.P. Morgan Plc;

“the JSE”	the JSE Securities Exchange South Africa;

“last practicable date”	29 October 2004, being the last practicable date before finalisation of this document;

“LOM”	life of mine;

“Mvelaphanda”	Mvelaphanda Resources Limited;

“Norilsk”	OJSC MMC Norilsk Nickel;

“NPV”	net present value;

“NYSE”	the New York Stock Exchange;

“the Offer”	the two-stage proposal made by Harmony to acquire Gold Fields shares and Gold Fields ADSs, comprising the early settlement offer and the subsequent offer;

“offer period”	has the same meaning as defined in the Code;

“Q1 2005”	the three month period ended 30 September 2004;

“R” or “Rand”	South African Rand, the official currency of South Africa;

“SEC”	United States Securities and Exchange Commission;

“security”	any shares in the capital of a company including stock and debentures convertible into shares and any rights or interests in a company or in respect of any such shares, stock or debentures, and including any “financial instrument” as defined in the Financial Markets Control Act, 1989 (Act 55 of 1990);

“South Africa”	the Republic of South Africa;

“the SRP”	the Securities Regulation Panel, established in terms of section 440B of the Act;

“STRATE”	STRATE Limited, a clearing and settlement system for share transactions on the JSE to be settled and the transfer of ownership to be recorded electronically (registration number 1998/022242/06), a registered central securities depository;

“the subsequent offer”	the offer by Harmony to acquire the remaining Gold Fields shares and Gold Fields ADSs not tendered pursuant to the early settlement offer subject to the conditions set out in the offer document;

“United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“US$” or “dollars”	United States Dollars; and

“VWAP”	volume weighted average price.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.